Exhibit (h)(8)

Baillie Gifford Overseas Limited
Registered Office:
Calton Square, 1 Greenside Row, Edinburgh EH1 3AN
Tel. 44 (0)131 275 2000 Fax 44 (0)131 275 3999

www.bailliegifford.com

Baillie Gifford Funds	August 07, 2019
c/o Baillie Gifford Overseas Limited
Calton Square
1 Greenside Row
Edinburgh, Scotland
United Kingdom EH1 3AN

Re:                             Expense Limitation Agreement for The Multi Asset Fund (the “Fund”), a series of Baillie Gifford Funds (the “Trust”)

Dear Sirs

Baillie Gifford Overseas Limited, a company registered in Scotland with registered number SC084807 and registered as an investment adviser with and regulated by the Securities and Exchange Commission (the “Manager”) acts as the manager to the Fund.

The Manager has agreed to an expense limitation undertaking with respect to the Fund dated October 3, 2018 covering the period from October 1, 2018 to April 30, 2020 (the “Initial Expense Limitation Agreement”).  This letter is intended to supersede and replace the Initial Expense Limitation Agreement for the period from October 1, 2018 to April 30, 2020 and to  extend the Manager’s expense limitation undertaking on the terms described herein until April 30, 2021 with respect to the Fund as follows.  This expense limitation undertaking is not intended to precipitate any alteration or reduction in the services provided by the Manager to the Fund.

The Manager has also entered into an Affiliated Management Fee Waiver with the Fund dated July 1, 2018. Any amounts waived under the Affiliated Management Fee Waiver during the relevant period are referred to below as an “Affiliated Fund Waiver.”

The Multi Asset Fund.  For the period October 1, 2018 until April 30, 2021 (and any subsequent periods as may be designated by the Manager by written notice to the Trust), the Manager hereby agrees to waive, reduce, reimburse or otherwise bear the fees and expenses with respect to The Multi Asset Fund to the extent that total annual operating expenses attributable to Class K or Institutional Class of such Fund (exclusive of taxes, sub-accounting expenses, acquired fund fees and expenses and extraordinary expenses) exceed an amount equal to (i) 0.65% on an annual basis (based on the average daily net assets of such class) minus (ii) the amount of any Affiliated Fund Waiver attributable to such class.

Annualized figures will be used to calculate a Fund’s expenses and the level of waiver/reimbursement where the expense limitation undertaking either begins or expires in the middle of the Fund’s fiscal year.

This Expense Limitation Agreement may be terminated by the Trust at any time upon a vote of the Board of Trustees, including a majority of the Trustees who are not “interested persons” for the purposes of the Investment Company Act of 1940, as amended.  This Expense Limitation Agreement may not be terminated by the Manager.

We understand and intend that you will rely on this undertaking in preparing and filing Registration Statements for the Trust on behalf of the Fund on Form N-1A with the

Registered in Scotland: No 84807.

ARBN No 118567178

Authorised and regulated by the Financial Conduct Authority.

Securities and Exchange Commission and in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes and expressly permit you to do so.

BAILLIE GIFFORD OVERSEAS LIMITED

		By:	/s/ Dickson Jackson
		Name:	Dickson Jackson
		Title:	Director, Baillie Gifford Overseas Limited

ACCEPTED AND AGREED TO:

BAILLIE GIFFORD FUNDS, on behalf of its series, The Multi Asset Fund

By:	/s/ Lindsay Cockburn
Name:	Lindsay Cockburn
Title:	Treasurer, Baillie Gifford Funds